SFG FINANCIAL CORPORATION
255 Executive Drive, Suite 408
Plainview, NY 11803
Tel: (516) 349-9100

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about August 28, 2007, by SFG Financial Corporation (the "Company") to the holders of record of shares of its common stock, $0.001 par value per share as of the close of business on August 24, 2007.  This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of two new members to the Company’s Board of Directors, in connection with the closing of the merger transaction contemplated by the Agreement and Plan of Merger, as amended, by and among the Company, COESfx Acquisition Corp. (“Acquisition Corp.”) a wholly owned subsidiary of the Company and XLFX, Inc. (“XLFX”). Under the merger agreement, Acquisition Corp., a wholly-owned subsidiary of the Company formed in connection with the merger, merged with and into XLFX, with XLFX continuing as a wholly owned subsidiary of the Company. The Company’s Board of Directors intends to appoint the following new directors:

Ralph Balzano
Bruce Stephens

Upon the appointment of the director designees, John A. Dugan will resign as a member of the Company’s Board of Directors.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

The information contained in this Information Statement concerning XLFX, Ralph Balzano and Bruce Stephens has been furnished to the Company by XLFX. The Company assumes no responsibility for the accuracy or completeness of such information.

The Merger Transaction

On March 6, 2007, the Company entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”), pursuant to which Acquisition Corp. would merge with and into XLFX. Pursuant to the Merger Agreement, on July 18, 2007, Acquisition was merged into XLFX, which then became a wholly-owned subsidiary of the Company.  In connection with the Merger, the Company issued an aggregate of 94,686,144 shares of common stock to the former XLFX stockholders and also granted an irrevocable right for the XLFX shareholders to receive an additional 261,876,544 shares of common stock of the Company, which shares will be issued if and when the Company increases its authorized shares of common stock.  In connection with the Merger Agreement, the Company has agreed to (i) increase its authorized capital stock from 100,000,000 to 400,000,000 common shares; and (ii) approve a 1 for 7.351808 reverse split of the issued and outstanding shares of the Company’s common stock.

In connection with the Merger, the names of the persons who will acquire control of the Company and the amount of their ownership are as follows:

The percent of common stock of the combined company is based on 367,590,400 shares of common stock of the combined company outstanding upon the consummation of the Merger, including the irrevocable right to receive 261,876,544 additional shares of common stock.

Name of Beneficial Owner	Shares	Percent of Common Stock of the Combined Company Beneficially Owned

Michael Frey(1)	132,162,721	35.95%
Michael Weiner	50,380,457	13.7%
Ronald Balzano	40,467,946	11.0%
Michael Carapelluci(2)	44,818,075	11.1%
Greg Mazzeo(3)	42,299,601	11.5%

1.   Of which 800,000 shares of owned by Mr. Frey’s children and 106,500 shares are owned by Mr. Frey’s wife.

2.   Of which 37,073,925 share are issuable upon conversion of series A convertible preferred stock of XLFX, Inc.

3.   Of which 330,000 shares are issuable upon exercise of presently exercisable common stock purchase warrants.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of July 31, 2007, 2007, the Company’s authorized capital stock included 100,000,000 shares of common stock, all of which were issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

PRINCIPAL STOCKHOLDERS OF THE COMPANY

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the Merger, by (1) each director and executive officer of the combined company, (2) each person or group who is known to the management of SFG who became the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the Merger and (3) all directors and executive officers of the combined company as a group.

The percent of common stock of the combined company is based on 367,590,400 shares of common stock of the combined company outstanding upon the consummation of the Merger, including the irrevocable right to receive 261,876,544 additional shares of common stock.

Name of Beneficial Owner	Shares	Percent of Common Stock of the Combined Company Beneficially Owned

Bruce Stephens	0	-
John A. Dugan	503,500	*
Michael Frey(1)	132,162,721	35.95%
Michael Weiner	50,380,457	13.7%
Ronald Balzano	40,467,946	11.0%
Michael Carapelluci(2)	44,818,075	11.1%
Greg Mazzeo(3)	42,299,601	11.5%
All directors and executive officers as a group (2 persons)	503,500	*%

*	Less than 1%

1.           Of which 800,000 shares of owned by Mr. Frey’s children and 106,500 shares are owned by Mr. Frey’s wife.

2.           Of which 37,073,925 share are issuable upon conversion of series A convertible preferred stock of XLFX, Inc.

3.           Of which 330,000 shares are issuable upon exercise of presently exercisable common stock purchase warrants.

Directors and Executive Officers

Appointment of New Directors

The following new Directors will be appointed to the Company’s Board of Directors:

Ralph Balzano
Bruce Stephens

Set forth below is certain information with respect to the above-named directors:

Ralph Balzano, age 70, was Commissioner of Information Technology and Telecommunications for the City of New York from 1993 to 1999.  Mr. Balzano was chief information officer, South Manhattan Network of the New York City Health & Hospital Corporation from 1999 to 2001.  Previously he was CEO of LCS Associates, an information technology and telecommunications company. Mr. Balzano is the recipient of a number of awards including the 1997 Ellis Island Medal of Honor for Public Service and the 1997 Bronze Medal for Technology from the Smithsonian Institute Awards Program.

Bruce Stephens, age 58, was appointed as Chief Executive Officer and Secretary of SFG upon the closing of the Merger.  Mr. Stephens has, for more than the past five years, been acting as a consultant in the areas of electronic order entry and execution trading systems for early stage hedge funds, traders and others.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2006, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

The Company does not currently have any policy with respect to the payment of compensation to members of the Board of Directors, nor was any such compensation paid during the last two fiscal years.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of our Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last two completed fiscal years.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan ($)	Non-qualified Deferred Compensation Earnings ($)	All other compensation ($)	Total ($)
Bruce Stephens CEO	2005 2006								NA NA
Michael Frey Former CEO	2005 2006	$157,000 $138,750	$100,000 nil	nil $3,200	nil nil	nil nil	nil nil	nil nil	$257,000 $141,950
Ronald Balzano Former President	2005 2006	$122,000 $127,500	$25,000 nil	nil $3,200	nil nil	nil nil	nil nil	nil nil	$147,000 $130,700
Michael Weiner Former VP	2005 2006	$157,000 $138,750	$25,000 nil	nil nil	nil nil	nil nil	nil nil	nil nil	$182,000 $138,750

OUTSTANDING EQUITY AWARDS

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
NA

Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended December 31, 2006 or 2005. No stock options were exercised during the fiscal year ended June 30, 2006.

Other Information

The Company has not been a party to any transaction since the beginning of it’s fiscal year nor is the Company a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns of record or beneficially more than five percent of it’s common stock and any member of the immediate family of any of the foregoing other than as described above.

None of the following have been or are currently indebted to the Company since the beginning of it’s last fiscal year: any director of executive officer of the Company; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

None of the officers, directors or director nominees, or owners of 10% or more of the common stock of the Company have had any of the relationships described in Item 404(b) of Reg. S-K.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFG FINANCIAL CORPORATION

August 27, 2007	/s/ Bruce Stephens
Bruce Stephens,
Chief Executive Officer